Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the interim consolidated financial statements and results of operations (“MD&A”) of Xtra-Gold Resources Corp. (“Xtra-Gold” or the “company”) for the three months ended March 31, 2014 and 2013 should be read in conjunction with the interim consolidated financial statements and the related notes to the company’s interim consolidated financial statements. The following discussion contains forward-looking statements that reflect Xtra-Gold’s plans, estimates and beliefs. Our company’s actual results could differ materially from those discussed in the forward-looking statements set out herein. Factors that could cause or contribute to such differences include, but are not limited to those discussed below and as contained elsewhere in this MD&A. Our company’s consolidated unaudited financial statements are stated in United States Dollars and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

Additional information relating to our company, including our consolidated audited financial statements and the notes thereto for the years ended December 31, 2013 and 2012 and our annual report on Form 20-F, can be viewed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Highlights for the Three Months Ended March 31, 2014

During the three months ended March 31, 2014:

in connection with our Kwabeng project, additional prospecting of the recently discovered Bomaa target indicates that the 4 individual mineralized rock float and/or subcrop clusters originally identified form part of a continuous train traceable in a meandering pattern over an approximately 2.8 kilometer (“km”) distance; with the mineralized rock float / subcrop train appearing to mimic the trace of a variably folded, auriferous argillite metasedimentary rock unit;

Bomaa North mineralized rock float and/or subcrop cluster extends over an approximately 325 meter (“m”) distance along an inferred open fold structure developed along the apparent auriferous argillite rock unit; with 24 (34%) out of 71 composite chip samples from mineralized argillite floats / subcrops returning values above 1 gram per tonne (“g/t”) gold, including high gold values of 7.24 g/t, 11.55 g/t, 26.8 g/t, and 35.4 g/t;

strong gold-in-soil anomaly closely mimics the Bomaa North inferred fold structure developed along the apparent auriferous argillite rock unit; with highly elevated gold-in-soil values of 606 parts per billion (“ppb”), 1,150 ppb, and 2,230 ppb spatially associated with high-grade floats / subcrops;

in connection with our Kwabeng project, we sold 265 ounces for gross proceeds of $334,777; and

in connection with our normal course issuer bid (the “2013 Bid”), which expired on February 14, 2014, we renewed the bid for one year commencing on February 17, 2014 and expiring on February 16, 2015 (the “2014 Bid”). We repurchased 239,500 Common Shares under the 2014 Bid at an average share price of C$0.34 per share.

Highlights for the Year Ended December 31, 2013

During the year ended December 31, 2013, in connection with our Kibi Gold Project, located on the Kibi Gold Belt, we announced:

new gold shoot discovered along the Zone 5 - Main shear structure approximately 350 m southwest of discovery high-grade gold shoot including surface saw-cut channel sample results of 3.9 m grading 5.9 g/t gold, 1.1 m grading 14.77 g/t gold, and 1.6 m grading 11.14 g/t gold (March 4) and saw-cut and trench channel sample results of 5.1 m grading 5.88 g/t gold and 3 m grading 10.37 g/t gold (April 25);

Zone 5 gold corridor delineated over a minimum 325 m width with the braided shear zone system encompassing at least 7 auriferous shear zones; with the Main shear traced over an approximately 500 m strike length (April 25);

completed a 31.2 km pole-dipole induced polarization / resistivity survey (“IP Survey”) covering the 1.8 km long Zone 5 gold-in- soil anomaly; preliminary interpretation of IP data indicates that the Main shear and L7600W auriferous structures lie in close proximity to high resistivity axes along the southeast and northwest margins of a broad resistivity read extending over a 1,000 m distance, with the Main shear mineralization spatially associated with a coincident high resistivity / intermittent weak – moderate chargeability signature extending over an approximately 600 meter strike distance (April 25);

additional trench and channel sampling results reported from the Zone 5 Gold Corridor, as well as initial ground-proofing results of high priority gold targets recently defined by the IP Survey including 6 m grading 5.96 g/t gold, 3 m grading 6.39 g/t gold, 6.8 m grading 3.12 g/t gold, 2.4 m grading 6.25 g/t gold, 1.1 m grading 14.05 g/t gold. 3.8 m grading 6.84 g/t gold, 1.3 m grading 9.07 g/t gold and 3 m grading 17.96 g/t gold (June 12);

new bedrock exposure of Main Shear discovered approximately 250 m southwest of the L7600N Gold Shoot along a prominent high resistivity trend; extending the apparent strike length of the Main Shear gold mineralization to approximately 775 m (June 12);

new iron formation-hosted gold target exhibiting spatial association with a series of coincident high chargeability (IP) / weak – moderate resistivity anomalies lying along a regional structure discovered on the Zone 5 grid (June 12);

final interpretation of the Zone 5 IP survey results indicates an approximately 350 m long, deep-rooted (> 225 m), SW-plunging, coincident chargeability (IP) / resistivity anomaly spatially associated with the High Grade Gold Shoot and Tourmaline Zone at the northwest extremity of the Main Shear structure (December 12); and

two additional high-priority, 475 m and 600 m long, IP targets identified along prominent ENE-trending resistivity anomalies paralleling the gold-bearing resistivity trend spatially associated with the Main Shear and Old Pit auriferous structures (December 12).

During the year ended December 31, 2013, in connection with our Kwabeng project, located on the Kibi Gold Belt, we announced:

4 prominent clusters of gold bearing rock floats and/or subcrops identified over an approximately 1.2 km distance on the new Bomaa target on our Kwabeng project, with 64 (59%) out of 109 composite chip samples from mineralized argillite floats / subcrops returning values above 0.1 g/t gold, including gold values reaching up to 20.7 g/t and 6.53 g/t; and scout soil geochemical sampling yielding gold-in-soil values attaining 2,230 ppb, 1,150 ppb, and 606 ppb spatially associated with the 275 m long by 20 m to 60 m wide Bomaa North mineralized argillite float and/or subcrop cluster (November 21).

Placer gold recovery operations commenced at our Kwabeng project in late March 2013.

Overview

We are a gold exploration company engaged in the exploration of gold properties in the Republic of Ghana, West Africa. Our mining portfolio currently consists of 225.87 square km comprised of 33.65 square km for our Kibi project, 51.67 square km for our Banso project, 55.28 square km for our Muoso project, 44.76 square km for our Kwabeng project, and 40.51 square km for our Pameng project, or 55,873 acres, pursuant to the leased areas set forth in our mining leases.

Plan of Operations

Our strategic plan is, with respect to our mineral projects, to conduct an exploration program, consisting of:

reconnaissance geology and prospecting to further define the strike extensions of the seven known gold-bearing structures hosted by the Zone 5 gold corridor and to ground proof additional high priority targets identified by the IP survey along the 1.8 km long Zone 5 gold-in-soil trend;

trenching and outcrop stripping to further expose the known Zone 5 auriferous structures in preparation for systematic geological mapping and channel sampling in preparation for drill target definition;

scout trenching focusing on the prioritization of additional Kibi project gold showings yielded by our recently completed property-wide soil geochemical survey, geological modeling, and VTEM targets;

ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets on our Kwabeng, Pameng and Kibi projects;

a drilling program of approximately 3,000 to 5,000 m on our Kibi project;

to define a mineral resource and, perhaps ultimately, a mineral reserve on our other exploration projects and, in this regard, we may also attempt to do this by optioning to other qualified exploration entities;

to continue placer gold recovery operations at our Kwabeng project during 2014 (commenced in March 2013); and

to acquire further interests in gold mineralized projects that fall within the criteria of providing a geological basis for development of drilling initiatives that can enhance shareholder value by demonstrating the potential to define reserves.

As part of our current business strategy, we plan to continue engaging technical personnel under contract where possible as our management believes that this strategy, at its current level of development, provides the best services available in the circumstances, leads to lower overall costs and provides the best flexibility for our business operations.

We anticipate that our ongoing efforts will continue to be focused on the exploration and development of our projects and completing acquisitions in strategic areas.

In October 2008, we temporarily suspended our placer gold mining operations at our Kwabeng project while our management evaluated a more economic and efficient manner in which to extract and process the gold from the mineralized material at this project. Our operations resumed in 2010, which focused primarily on reclamation. As at the date of this MD&A, we have resumed our recovery of placer gold operations at our Kwabeng project. We contract out as many services as possible on our placer gold recovery operations to local Ghanaians in order to maximize cost efficiencies.

We anticipate that, over the next 12 months, we will spend an aggregate of approximately $1,400,000 comprised of $1,000,000 for exploration expenses in connection with our 2014 exploration and planned drilling program on our Kibi gold project to identify an additional mineral resource ($600,000), soil sampling and trenching on our Kwabeng, Pameng and Kibi projects ($400,000) and approximately $400,000 for general and administrative expenses (which excludes approximately $500,000 in non-cash stock-based compensation expense). We have budgeted $100,000 for share repurchases under our 2014 normal course issuer bid and $nil for capital expenditure in connection with our Ghana operations. These expenditures are subject to change if management decides to scale back or accelerate operations.

Our company has historically relied on equity and debt financings to finance its ongoing operations. Existing working capital, possible debt instruments, anticipated warrant exercises, further private placements and anticipated cash flow from placer gold recovery operations are expected to be adequate to fund our company’s operations over the next year. During the current year and subsequent to 2014, we will require additional capital to implement our plan of operations. We anticipate that these funds primarily will be raised through equity and debt financing or from other available sources of financing. If we raise additional funds through the issuance of equity or convertible debt securities, it may result in the dilution in the equity ownership of investors in our common stock. There can be no assurance that additional financing will be available upon acceptable terms, if at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to take advantage of prospective new opportunities or acquisitions, which could significantly and materially restrict our operations, or we may be forced to discontinue our current projects.

Trends

In 2013, many commodity and stock market indices continued to experience historically high levels of volatility in the face of global economic uncertainty. Gold prices decreased over 2013 as financial markets sold gold to invest in other equities which were more consistent with economic growth prospects.

During 2013, the U.S. dollar strengthened against most currencies, as economic reports reflected a U.S. economic recovery in progress.

During 2013, the gold price continued to be volatile, reaching a high of $1,693 per ounce. During the first quarter of 2014, the gold price continued to be volatile, reaching a high of $1,385 on March 14, 2014 and a low of $1,221 on January 8, 2014. The average market price for the first quarter of 2014 was $1,293 per ounce compared to an average market price during the same period in 2013 of $1,630. The tone for the precious metals market in the near future will depend on whether the U.S. dollar will be supported and if the central banks will continue to maintain interest rates at low levels to support economic growth. The continued global easing of monetary policy could lead to higher inflation and further U.S. dollar depreciation in coming years. This dollar depreciation could have a positive impact on gold prices in the future and the long–term upward trend in prices may continue. Conversely, subdued inflation rates and the recovering global economy could put downward pressure on the gold price in the future. Additionally, recent events in Europe could continue to have a positive effect on the gold price.

Overall, a lower U.S. dollar should lead to higher costs in U.S. dollar terms to identify and explore for gold but could be more than offset by higher gold prices, resulting in greater interest in gold exploration companies. Conversely, if the U.S. dollar strengthens further, interest in the gold exploration sector could be reduced.

Summary of Quarterly Results

		Basic and Diluted Income
Three Months Ended	Net Income (Loss)	(Loss) Per Share
	$	$

March 31, 2014	$(255,072)	0.01
December 31, 2013	(244,225)	(0.01)
September 30, 2013	70,928	0.00
June 30, 2013	82,484	0.00
March 31, 2013	(651,280)	(0.01)
December 31, 2012	(2,701,993)	(0.06)
September 30, 2012	(6,501)	(0.00)
June 30, 2012	(2,804,931)	(0.06)
March 31, 2012	(1,651,833)	(0.04)
December 31, 2011	(1,455,042)	(0.03)

Summary of the Last Three Fiscal Years ended December 31

	2013	2012	2011
	$	$	$
Operating revenues	Nil	Nil	Nil
Consolidated loss and comprehensive loss for the period	(750,942)	(7,631,636)	(5,794,927)
Net loss and comprehensive loss attributable to non-controlling interest	8,849	466,378	470,170
Net loss and comprehensive loss attributable to Xtra-Gold Resources Corp.	(742,093)	(7,165,258)	(5,324,757)
Basic and diluted loss attributable to common shareholders per common share	(0.02)	(0.16)	(0.12))
Total current assets	1,717,195	2,692,522	7,374,906
Total assets	3,616,752	4,836,377	9,823,316
Total current liabilities	311,904	404,507	745,860
Total liabilities	515,299	931,491	917,255
Working capital	1,405,291	1,948,426	6,629,046
Capital stock	46,264	46,540	44,569
Total stockholders’ equity	3,101,453	3,904,866	8,906,061
Total Xtra-Gold Resources Corp. stockholders’ equity	4,083,211	4,877,795	9,412,592
Dividends declared per share	Nil	Nil	Nil
Basic and diluted weighted average number of common shares outstanding	46,481,748	44,698,113	43,815,678

Results of Operations for the Three Months Ended March 31, 2014 as Compared to the Three Months Ended March 31, 2013

Our company’s net loss for the three months ended March 31, 2014 was $255,072 as compared to a net loss of $651,280 for the three months ended March 31, 2013, a reduction in loss of $396,208.

Our company’s basic and diluted net loss per share for the three months ended March 31, 2014 was $0.01 compared to a net loss of $0.01 per share for the three months ended March 31, 2013. The weighted average number of shares outstanding was 46,260,739 at March 31, 2014 compared to 46,539,917 for the three months ended March 31, 2013. The decrease in the weighted average number of shares outstanding can be attributed to the repurchase of shares over 2013 and 2014.

We incurred expenses of $328,481 in the three months ended March 31, 2014 as compared to $672,628 in the three months ended March 31, 2013, a decrease of $344,147. The decrease in expenses in the three months ended March 31, 2014 can be primarily attributed to a decrease of $269,026 in exploration costs to $162,200 as compared to $431,226 for the three months ended March 31, 2013 from reduced drilling and other exploration activities conducted at our Kibi project. All exploration costs were expensed. General and administrative (“G&A”) expenses were $119,261 in the three months ended March 31, 2014 as compared to $180,238 in the three months ended March 31, 2013, a decrease of $60,977, primarily due to reduced legal and regulatory fees. G&A cost-savings measures implemented by our management with the approval of our board of directors, together with reduced legal costs, resulted in the majority of the residual savings.

Amortization for the three months ended March 31, 2014 was $47,020 as compared to $61,164 for the three months ended March 31, 2013, a decrease of $14,144, as no equipment was purchased in 2013 or 2014.

During the March 2014 quarter, in connection with our Kibi project, exploration activities were limited to Zone 5 geological – geophysical modelling geared towards drill target selection. In connection with our Kwabeng and Pameng projects, we conducted geological compilation, prospecting, reconnaissance geology, and soil geochemical sampling to identify and/or further advance grassroots targets on these projects as follows:

a total of 199 composite chip samples were collected on the new Bomaa target on our Kwabeng project as part of a follow up prospecting program designed to further delineate the 4 previously identified mineralized rock float / subcrop trains (clusters) and to ground check gold-in-soil anomalies yielded by the recently completed 10.5 line-km (“line kilometer”) soil geochemistry survey. The exploration results for the latest Bomaa target prospecting program were reported in a May 6, 2014 news release;

in mid-March, an approximately 5.6 km long by 1 to 3 km wide control grid encompassing approximately 47 km of cross-lines was initiated for the systematic soil geochemical sampling and prospecting of the eastern portion of the Pameng concession along the western flank of the Atewa Range. A total of approximately 2,100 soil samples will be collected at 25 m stations along the 200 m spaced, SE-trending cross-lines. As of the close of the March quarter, a total of approximately 14 line-km of cross-lines had been established; with the soil sampling program expected to be completed by the end of the June quarter.

We reported a gain of $68,393 related to other items for the three months ended March 31, 2014 compared to a loss of $19,887 for the three months ended March 31, 2013. The gain can be primarily attributed to recovery of gold of $85,241 compared to $nil in the months ended March 31, 2013. Gold sales relating to our share of gold is not recognized until the risks and rewards of ownership passed to the buyer. These placer gold recovery operations were contracted to local Ghanaian groups. We pay a 5% government royalty on our gold sales. Using local contractors promotes the local economy while avoiding illegal workings on our projects.

During the three months ended March 31, 2014, our company had a foreign exchange loss of $25,268 compared to a loss of $25,900 in the three months ended March 31, 2013 which can be attributed to a stronger U.S. dollar during the quarter.

Our company’s portfolio of marketable securities had an unrealized gain of $7,297 in the three months ended March 31, 2014 compared to an unrealized loss of $160,860 in the three months ended March 31, 2013. Our company recognized a realized gain of $2,658 on the sale of securities in the three months ended March 31, 2014 compared to a realized loss of $1,141 from the sale of securities in the three months ended March 31, 2013. Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period. A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold. At the time of the sale, any mark-to-market gain or loss which is related to the security sold, previously recognized in unrealized gains and losses, is reversed.

During the three months ended March 31, 2014, we sold 265 ounces of gold from our Kwabeng project compared to nil ounces of gold from our share of the placer gold operations received during the three months ended March 31, 2013. Our gold receipts, after royalties, during the three months ended March 31, 2014, generated a gain on gold recovery of $85,241.

Liquidity and Capital Resources

Our activities, principally the exploration and acquisition of properties for gold and other metals, may be financed through joint ventures or through the completion of equity transactions such as equity offerings and the exercise of stock options and warrants. During the three months ended March 31, 2014, our company repurchased 100,000 of our shares at a cost of $0.37 per share. These shares were cancelled in the second quarter. During the year ended December 31, 2013, our company repurchased 276,000 of our shares at a cost of $114,894. These shares were cancelled.

At March 31, 2014, accounts payable and accrued liabilities decreased to $285,549 (December 31, 2013 - $310,912), due to a decrease in general business payables. Our cash and cash equivalents as at March 31, 2014 were sufficient to pay these liabilities. We believe that our company has sufficient working capital to achieve our 2014 operating plan.

At March 31, 2014, we had total cash and cash equivalents of $1,364,464 (December 31, 2013 - $1,305,281). Working capital as of March 31, 2014 was $1,217,053 (December 31, 2013 - $1,948,426). The decrease in cash mostly reflects exploration and administrative spending.

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities. There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Our shares of common stock, warrants and stock options outstanding as at May 9, 2014, December 31, 2013 and December 31, 2012 were as follows:

	May 9, 2014	December 31, 2013	December 31, 2012
Common Shares	46,020,417	46,263,917	46,539,917
Warrants	964,500	964,500	964,500
Stock Options	2,489,000	2,489,000	2,639,000
Fully diluted	49,473,917	49,717,417	50,143,417

As of the date of this MD&A, the exercise of all outstanding warrants and options would raise approximately $3.5 million, however such exercise is not anticipated until the market value of our shares of common stock increases in value.

We remain debt free and our credit and interest rate risk is limited to interest-bearing assets of cash and bank or government guaranteed investment vehicles. Accounts payable and accrued liabilities are short-term and non-interest bearing.

Our liquidity risk with financial instruments is minimal as excess cash is invested with a Canadian financial institution in government-backed securities or bank-backed guaranteed investment certificates.

Our fiscal 2014 budget to carry out our plan of operations is approximately $1,400,000 as disclosed above under “Plan of Operations”.

We believe that we are adequately capitalized to achieve our operating plan for fiscal 2014. As is typical for junior exploration companies, we will require additional funds from equity sources to maintain the current momentum on our projects. At December 31, 2013, there were no borrowings or capital expenditure commitments made by our company.

Related Party Transactions

During the three month periods ended March 31, 2014 and March 31, 2013, our company entered into the following transactions with related parties:

	Three months	Three months
	March 31, 2014	March 31, 2013

Consulting fees paid or accrued to officers or their companies	$102,435	$87,030
Directors’ fees	4,375	4,718

Stock option grants to officers and directors	—	—
Stock option grant price range	$—	$—

Of the total consulting fees noted above, $28,500 (2013 - $nil) was payable by the Company to a private company of which a related party is a shareholder and director and is entitled to receive 50% of this amount. As at March 31, 2014, $58,258 (December 31, 2013 - $67,365) was payable to the private company of which a related party is entitled to 50% of this amount.

An amount of $nil was due from a company with a director in common (December 31, 2013 - $nil). An amount of $67,365 was accrued to a related party (December 31, 2013 - $67,365).

Recent Capital Raising Transactions

During December 2012, we completed a private placement and raised $1,660,025 (CAD$1,639,650) from the issuance of 1,929,000 units comprised of 1,929,000 common shares and 964,500 common share purchase warrants.

Material Commitments

Mineral Property Commitments

Our company is committed to expend, from time to time fees payable:

to the Minerals Commission of Ghana for:

an extension of an expiry date of a prospecting license (currently $15,000 for each occurrence);

a grant of a mining lease (currently $100,000);

an extension of a mining lease (currently $100,000);

annual operating permits; and

the conversion of a reconnaissance license to a prospecting license (currently $20,000);

to the Environmental Protection Agency of Ghana for:

processing and certificate fees with respect to EPA permits;

the issuance of permits before the commencement of any work at a particular concession; or

the posting of a bond in connection with any mining operations undertaken by our company; and

for a legal obligation associated with our mineral properties for clean up costs when work programs are completed. We are committed to expend an aggregate of less than $500 in connection with annual ground rent and mining permits to enter upon and gain access to the area covered by our mining leases and future reconnaissance and prospecting licenses for our following concessions and such other financial commitments arising out of any approved exploration programs in connection therewith:

the Apapam concession (Kibi project);

the Kwabeng concession (Kwabeng project);

the Pameng concession (Pameng project);

the Banso concession (Banso project); and

the Muoso concession (Muoso project).

Upon and following the commencement of gold production at any of our projects, a royalty of the net smelter returns is payable quarterly to the Government of Ghana as prescribed by legislation.

Purchase of Significant Equipment

We consider the availability of equipment to conduct our exploration activities. Due to demand from the mining and exploration industry it may be difficult to source resources for exploration work in Ghana, including drills, excavators and bulldozers. We will consider the further acquisition of equipment pieces to allow work to expand on our projects.

Off Balance Sheet Arrangements

Our company has no off balance sheet arrangements.

Significant Accounting Applications

Application of Critical Accounting Policies

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Generally accepted accounting principles

These consolidated financial statements have been prepared in conformity with U.S. GAAP.

Principles of consolidation

These consolidated financial statements include the accounts of our company, our wholly owned subsidiaries, Xtra Energy (from October 31, 2003), XG Exploration (from February 16, 2004), XOG (from October 20, 2005) and XOGG (from March 2, 2006) and our 90% owned subsidiary, XG Mining (from December 22, 2004). All intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, and the valuation allowance applied to deferred income taxes. Actual results could differ from those estimates, and would impact future results of operations and cash flows.

Cash and cash equivalents

Our company considers highly liquid investments with original maturities of three months or less to be cash equivalents. At March 31, 2014 and December 31, 2013, cash and cash equivalents consisted of cash held at financial institutions.

Receivables

No allowance for doubtful accounts has been provided. Management has evaluated all receivables and believes they are all collectible.

Recovery of gold

Recovery of gold and other income is recognized when title and the risks and rewards of ownership to delivered bullion and commodities pass to the buyer and collection is reasonably assured.

Trading securities

Our company’s trading securities are reported at fair value, with unrealized gains and losses included in earnings.

Non-Controlling Interest

The consolidated financial statements include the accounts of XG Mining (from December 22, 2004). All intercompany accounts and transactions have been eliminated upon consolidation. Our company records a non-controlling interest which reflects the 10% portion of the earnings (loss) of XG Mining allocable to the holders of the minority interest.

Equipment

Equipment is recorded at cost and is being amortized over its estimated useful lives using the declining balance method at the following annual rates:

Furniture and equipment	20%
Computer equipment	30%
Vehicles	30%
Exploration equipment	20%

Mineral properties and exploration and development costs

The costs of acquiring mineral rights are capitalized at the date of acquisition. After acquisition, various factors can affect the recoverability of the capitalized costs. If, after review, management concludes that the carrying amount of a mineral property is impaired, it will be written down to estimated fair value. Exploration costs incurred on mineral properties are expensed as incurred. Development costs incurred on proven and probable reserves will be capitalized. Upon commencement of production, capitalized costs will be amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves (which exclude non-recoverable reserves and anticipated processing losses). When our company receives an option payment related to a property, the proceeds of the payment are applied to reduce the carrying value of the exploration asset.

Long-lived assets

Long-lived assets held and used by our company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Asset retirement obligations

Our company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets. Our company also records a corresponding asset which is amortized over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

Stock-based compensation

Our company accounts for share-based compensation under the provisions of ASC 718, “Compensation-Stock Compensation”. Under the fair value recognition provisions, stock-based compensation expense is measured at the grant date for all stock-based awards to employees and directors and is recognized as an expense over the requisite service period, which is generally the vesting period. The Black-Scholes option valuation model is used to calculate fair value.

Our company accounts for stock compensation arrangements with non-employees in accordance with ASC 718 which require that such equity instruments are recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. Nonemployee stock-based compensation charges are amortized over the vesting period on a straight-line basis. For stock options granted to non-employees, the fair value of the stock options is estimated using a Black-Scholes valuation model.

Warrants

Our company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value using the appropriate valuation methodology and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. The warrants are presented as a liability because they do not meet the criteria of Accounting Standard Codification (”ASC”) topic 480 for equity classification. Subsequent changes in the fair value of the warrants are recorded in the consolidated statement of operations.

Income taxes

Our company accounts for income taxes under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the asset and liability method the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion or all of the deferred tax asset will not be recognized.

Loss per share

Basic loss per common share is computed using the weighted average number of common shares outstanding during the year. To calculate diluted loss per share, our company uses the treasury stock method and the if converted method. As of March 31, 2014, there were 964,500 warrants (2013 – 964,500) and 2,489,000 stock options (2013 – 2,489,000) outstanding which have not been included in the weighted average number of common shares outstanding as these were anti-dilutive.

Foreign exchange

Our company’s functional currency is the U.S. dollar. Any monetary assets and liabilities that are in a currency other than the U.S. dollar are translated at the rate prevailing at year end. Revenue and expenses in a foreign currency are translated at rates that approximate those in effect at the time of translation. Gains and losses from translation of foreign currency transactions into U.S. dollars are included in current results of operations.

Financial instruments

Our company’s financial instruments consist of cash and cash equivalents, trading securities, receivables, accounts payable and accrued liabilities. It is management’s opinion that our company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of these financial instruments approximate their carrying values unless otherwise noted. Our company has its cash primarily in commercial banks in Toronto, Ontario, Canada.

Fair value of financial assets and liabilities

Our company measures the fair value of financial assets and liabilities based on GAAP guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

Our company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income.

Financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities are carried at cost, which management believes approximates fair value due to the short term nature of these instruments. Investments in trading securities are classified as held for trading, with unrealized gains and losses being recognized in income.

The following table presents information about the assets that are measured at fair value on a recurring basis as of March 31, 2014, and indicates the fair value hierarchy of the valuation techniques our company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and included situations where there is little, if any, market activity for the asset:

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
		Markets	Inputs	Inputs
	March 31, 2014	(Level 1)	(Level 2)	(Level 3)

Assets:
Cash and cash equivalents	$1,364,464	$1,364,464	$—	$—
Restricted cash	221,322	221,322	—	—
Marketable securities	139,130	139,130	—	—
Total	$1,724,916	$1,724,916	$—	$—

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources.

Concentration of credit risk

The financial instrument which potentially subjects our company to concentration of credit risk is cash. Our company maintains cash in bank accounts that, at times, may exceed federally insured limits. As of March 31, 2014 and December 31, 2013, our company has exceeded the federally insured limit. Our company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. Our company sells all gold recovered to one licensed export agent in Ghana. There is no contract in place and the company is able to switch suppliers at its discretion.

Recently adopted accounting pronouncements

Our company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on our company’s consolidated financial position, results of operations or cash flows.

Fair Value Accounting

In May 2011, ASC guidance was issued related to disclosures around fair value accounting. The updated guidance clarifies different components of fair value accounting including the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and disclosing quantitative information about the unobservable inputs used in fair value measurements that are categorized in Level 3 of the fair value hierarchy. Our company’s January 1, 2012 adoption of the updated guidance had no impact on our company’s consolidated financial position, results of operations or cash flows.

Comprehensive Income

In June 2011, the ASC guidance was issued related to comprehensive income. Under the updated guidance, an entity will have the option to present the total of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, the update required certain disclosure requirements when reporting other comprehensive income. The update does not change the items reported in other comprehensive income or when an item of other comprehensive income must be reclassified to income. Our company adopted the new guidance and its deferral and opted to present the total of comprehensive income in one statement effective for its fiscal year beginning January 1, 2011. The adoption had no impact on our company’s consolidated financial position, results of operations or cash flows.

Reporting of Amounts reclassified out of Accumulated Other Comprehensive Income

In February 2013, ASC guidance was issued related to items reclassified from Accumulated Other Comprehensive Income. The new standard requires either in a single note or parenthetically on the face of the financial statements:(i) the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and (ii) the income statement line items affected by the reclassification. The update is effective for our company’s fiscal year beginning January 1, 2013 with early adoption permitted. Our company does not expect the updated guidance to have a significant impact on the consolidated financial position, results of operations or cash flows.

Disclosures about Offsetting Assets and Liabilities

In November 2011, ASC guidance was issued related to disclosures about offsetting assets and liabilities. The new standard requires disclosures to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. The update is effective for our company’s fiscal year beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required.

In January 2013, ASC guidance was issued to clarify that the disclosure requirements are limited to derivatives, repurchase agreements, and securities lending transactions to the extent that they are (i) offset in the financial statements or (ii) subject to an enforceable master netting arrangement or similar agreement. Our company does not expect the updated guidance to have an impact on the consolidated financial position, results of operations or cash flows.

Caution Regarding Forward-Looking Statements

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or our company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement.

The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Forward-Looking Statements	Assumptions	Risk Factors
Potential of Xtra-Gold’s properties to contain economic gold deposits and other mineral deposits and/or to become near-term and/or low-cost producers

Availability of financing for our projects.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold, including development of any deposit in compliance with Ghanaian mining law.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Forward-Looking Statements	Assumptions	Risk Factors
Potential to expand the NI 43-101 resources on Xtra-Gold’s existing projects and achieve its growth targets

Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

NI 43-101 technical reports are correct and comprehensive.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.

Continuance of gold recovery operations.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

 Price volatility of gold and other associated commodities impacting the economics of our projects.

Continued cooperation of government bodies to conduct placer operations.

Ability to meet working capital needs for fiscal 2014

Operating and exploration activities and associated costs will be consistent with our current expectations.

Capital markets and financing opportunities are favourable to Xtra- Gold.

Sale of any investments, if warranted, on acceptable terms.

Xtra-Gold continues as a going concern.

Changes in the capital markets impacting availability and timing of future financings on acceptable terms.

Increases in costs, environmental compliance and changes in environmental, other local legislation and regulation.

Adjustments to currently proposed operating and exploration activities.

Price volatility of gold and other commodities impacting sentiment for investment in the resource markets.

Plans, costs, timing and capital for future exploration and development of Xtra-Gold’s properties including the potential impact of complying with existing and proposed laws and regulations

Availability of financing for our exploration and development activities.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work and economic studies will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation and political and economic climate.

Forward-Looking Statements	Assumptions	Risk Factors
	All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold. Economic, political and industry market conditions will be favourable.	Price volatility of gold and other commodities impacting the economics of our projects.
Management’s outlook regarding future trends

Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Prices for gold and other commodities will be favourable to Xtra-Gold.

Government regulation in Ghana will support development of any deposit.

Price volatility of gold and other commodities impacting the economics of our projects and appetite for investing in junior gold exploration equities.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in economic, political and industry market climate.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond Xtra-Gold’s ability to predict or control. Please also make reference to those risk factors listed in the “Risk Factors” section above. Readers are cautioned that the above chart is not exhaustive of the factors that may affect the forward-looking statements, and that the underlying assumptions may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Xtra-Gold’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. Our company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If our company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Dated: May 9, 2014